Exhibit 99.47

NexTech Signs Nordlands Granite Works As New AR eCommerce Customer

New York, NY - (NewMediaWire) - May 22, 2019 - NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has signed Nordlands Granite Works (NGW), a 40 year old stone engraving and stone masonry company, to its SaaS e-commerce platform, which provides augmented reality solutions to enhance the shopping experience. NGW will utilize NexTech’s ARitize™ eCommerce platform to showcase true 3D-AR models of their available artwork, enabling 3D-AR previewing of the monuments for clients.

“Norland’s Granite Works is committed to bringing only the best quality service to our community and clients. Having over four decades of experience in the monument industry, we are certain that the capabilities of augmented reality will give our future clients peace of mind in knowing exactly what the monuments they are investing in will look like as they consider options for themselves or their loved ones,” said Dave van Nostrand, Executive Director of Norland’s Granite Works. “There is no doubt that the integration of AR into our business will become the industry standard within the next few years.”

With this AR solution NGW’s customers will be able to preview the monument in high fidelity 3D, with full 360-degree rotation, without having to take the added step of driving to a showroom. NexTech’s browser-based AR technology eliminates the gap online shoppers experience between themselves and the product. Using AR as a solution NGW will empower new customers to virtually place the fonts or designs on their plaque or stone of choice and see it in 3D as a virtual object, before they buy it for themselves or their loved ones. NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables companies like NGW to transform 2D images into true 3D-AR experiences.

“This is another great win for our sales team which is now signing up new customers to our AR e-Commerce SaaS platform every week,” said Evan Gappelberg, CEO of NexTech. “The continued rapid adoption of our ARitize™ eCommerce platform by retailers across various industries demonstrates the demand for and effectiveness of our innovative AR technologies in the eCommerce space.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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